Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter and Half Year 2020 Results

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Aug. 5, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces its financial and operating results for the second quarter ("Q2 2020") and first half 2020 ("H1 2020") ended June 30, 2020.  All figures are expressed in Canadian dollars unless otherwise noted.

Operational Highlights for Second Quarter 2020 ("Q2 2020")

  786,000 tonnes treated, an 11% decrease from the 882,000 tonnes treated in Q2 2019.
  1,547,000 carats recovered at an average grade of 1.97 carats per tonne, an 11% decrease compared to the 1,730,000 carats recovered at 1.96 carats per tonne of Q2 2019.
  6,836,000 total tonnes mined, a 37% decrease from 10,865,00 total tonnes mined in Q2 2019.

Financial Highlights for Second Quarter 2020 ("Q2 2020")

  Revenue from 757,000 carats sold at $34 million (US$25 million) at an average realised value of $45 per carat (US$33) compared to $95.8 million from 1,077,000 carats sold in Q2 2019 (US$71.7 million) at an average realized value of $89 per carat (US$67).
  Adjusted EBITDA1 of ($23.9) million compared to $39.1 million in Q2 2019, entirely due to market conditions as a result of the COVID-19 pandemic.
  Loss from mine operations $35.8 million compared to earnings from mine operations of $17.8 million in Q2 2019.
  Cash costs of production, including capitalized stripping costs1 of $125 per tonne treated (2019: $106 per tonne) and $63 per carat recovered (2019: $54 per carat). The cost is higher in Q2 2020 compared to the same period last year mainly due to the lower volumes of ore treated and additional costs related to safety measures put in place as a result of COVID-19.

  Net loss at June 30, 2020 was $26.8 million or $0.13 loss per share (2019: net income $10.3 million or $0.05 earnings per share). Included in the determination of the net loss at June 30, 2020 are unrealized foreign exchange gains of $13.4 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus US dollar.
[1]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2020 MD&A for explanation and reconciliation.

Operational Highlights for H1 2020

  16.2 million total tonnes mined in H1 2020, a 21% decrease from the 20.4 million total tonnes mined in H1 2019.
  1,689,000 tonnes of ore treated in H1 2020; a 11% decrease compared to the 1,753,000 tonnes treated in H1 2019.
  3,202,000 carats recovered at an average grade of 1.90 carats per tonne, 3% lower than the 3,315,000 carats,1.89 carats per tonne, recovered in H1 2019.

Financial Highlights for H1 2020

  Total sales revenue of $99.5 million (US$74.2 million) at an average realised value of $70 per carat (US$52) compared to $156 million in 2019 (US$118 million) at an average realized value of $91 per carat (US$68).
  Half year Adjusted EBITDA2 of ($1.1) million, down 102% (2019: $58.8 million).
  Loss from mine operations down 179% to $22.1 million (2019: earnings from mine operations $28.0 million).
  Cash costs of production, including capitalized stripping costs2, of $103 per tonne treated (2019: $109 per tonne) and $54 per carat recovered (2019: $57 per carat).
  Net loss for half year 2020 at June 30, 2020 was $67.7 million or $0.32 loss per share (2019: net income $12.8 million or $0.06 earnings per share). Included in the determination of the net loss for the half year at June 30, 2020 are unrealized foreign exchange losses of $17.4 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
  Capital expenditures in H1 2020 were $15.7 million, $8.9 million of which were deferred stripping costs, with the remaining $6.8 million accounting for sustaining capital expenditures related to mine operations.
  Quarter end cash position of $16.8 million (December 31, 2019: $34.8 million) and a negative net working capital of $330.8 million (December 31, 2019: $99.4 million).
[2]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2020 MD&A for explanation and reconciliation.

Market Highlights for H1 2020

The Company's sales during the first half of 2020 were impacted by the COVID-19 pandemic resulting in a 38% decrease compared to the same period in 2019, at $99.5 million (US$74.2 million) versus $156 million in 2019 (US$118 million).  The sales of H1 2020 reflect average realised value of $70 per carat (US$52), 23% lower than average realized value of $91 per carat, (US$68) during the same period in 2019.

In Q2, the Company sold 757,360 carats at an average value of $44.92 per carat (US$33.01 per carat) for total proceeds of $34 million (US$25 million). It is important to note that Q2 diamond sales do not represent the normal run of mine production profile.

There were no formal sales held in the second quarter due to the ongoing COVID-19 impact.  Markets have been heavily impacted with resultant demand for rough diamonds being extremely limited.  As previously announced, the Company entered into US$50 million sales contract with Dunebridge Worldwide Ltd ("Dunebridge"). The contract allows the Company to sell its current production at market related prices and to participate in future potential upside (with no downside risk) when the diamonds are sold by Dunebridge.

$30.6 million (US$22.6 million) of the total sales in Q2 were under the sales agreement with Dunebridge.  The initial sale did not reflect a normal, run of mine mix as they contained a lower proportion of larger, higher value diamonds which were accelerated into earlier sales to maximise revenue in Q1.  Further, diamonds larger than 10.8 carats recovered during the quarter were not included in any sales.

The sale agreement with Dunebridge was a positive step and allowed the company to maintain its liquidity and meet its current expense obligations.  The Company expects to resume its normal market structured sales in September.

 Stuart Brown, the Company's President and Chief Executive Officer, commented:

"Our Q2 financial and operational figures have been heavily impacted by COVID-19 headwinds and associated global mitigation efforts to slow down the spread of the virus.  These conditions severely reduced retail sales and impacted the diamond pipeline and do not reflect normal operating or market conditions when compared to same period in 2019."

"At the mine, we have had to implement new procedures to reduce the risk of infection.  As a result, we have lowered our 2020 production guidance with respect to total tonnes mined and carats recovered by approximately 7% and 9% respectively.

"The severe impact of COVID-19 meant that the market for rough diamonds came to a virtual halt in the second quarter and we were unable to execute any normal sales. The agreement with "Dunebridge" has provided the company with a vital liquidity lifeline. The company remains cautious with respect to COVID-19 as travel, self-imposed trading bans, and limited retail trading are likely to remain in effect for the short term. However, and while post COVID-19 prices for rough diamonds remain under pressure, the demand is gradually opening up for certain categories. We believe the market will start improving later in Q3 of this year and strengthen with the start of the major retail season towards the end of the year and into 2021. The Company remains on track to resume its traditional sales methods in September."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and six months ended June 30, 2020 and 2019.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	527	747	1,557	1,352
*Waste tonnes mined	kilo tonnes	6,309	10,118	14,636	19,041
*Total tonnes mined	kilo tonnes	6,836	10,865	16,193	20,393
*Ore in stockpile	kilo tonnes	96	160	96	160

Processing
*Ore tonnes processed	kilo tonnes	786	882	1,689	1,753
*Average plant throughput	tonnes per day	8,733	9,800	9,130	9,632
*Average plant grade	carats per tonne	1.97	1.96	1.90	1.89
*Diamonds recovered	000's carats	1,547	1,730	3,202	3,315
Approximate diamonds recovered - Mountain Province	000's carats	758	848	1,569	1,624
Cash costs of production per tonne of ore, net of capitalized stripping **		$105	86	92	90
Cash costs of production per tonne of ore, including capitalized stripping**		$125	106	103	109
Cash costs of production per carat recovered, net of capitalized stripping**		$53	44	48	48
Cash costs of production per carat recovered, including capitalized stripping**		$63	54	54	57

Sales
Approximate diamonds sold - Mountain Province***	000's carats	757	1,077	1,416	1,721
Average diamond sales price per carat	US	$33	$67	$52	$68

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's June 30, 2020 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Six months ended	Six months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Sales		$34,020	95,774	99,450	156,470
Carats sold	000's carats	757	1,077	1,416	1,721
Average price per carat sold	$/carat	45	89	70	91
Cost of sales per carat*	$/carat	92	72	86	75
Earnings from mine operations per carat		$(47)	17	(16)	16
(Loss) earnings from mine operations	%	-105%	19%	-22%	18%
Selling, general and administrative expenses		$2,650	3,141	6,287	6,040
Operating (loss) income		$(38,958)	12,762	(31,456)	16,401
Net (loss) income for the period		$(26,762)	10,255	(67,731)	12,752
Basic and diluted (loss) earnings per share		$(0.13)	0.05	(0.32)	0.06

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

Full details of the financial and operating results for the quarter ended June 30, 2020 are described in Mountain Province's condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province, including its' annual information form and US Form 40-F, are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the audited consolidated financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Thursday, August 6, 2020, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Title: Mountain Province Diamonds Inc. Q2 2020 Earnings Conference Call
Conference ID: 99633195
Date of call: 08/06/2020
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://produceredition.webcasts.com/starthere.jsp?ei=1344574&tp_key=b9a4fca835

Participant Toll-Free Dial-In Number:	(+1) 888 390 0546
Participant International Dial-In Number:	(+1) 416 764 8688

A replay of the webcast and audio call will be available on the Company's website.

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About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2020/05/c3878.html

%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 05-AUG-20